Exhibit 99.1

News Release 2017-27

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Extends Expiration Date and Withdrawal Deadline of Debt Exchange Offers to May 15, 2017

Luxembourg, 11 May 2017

Intelsat S.A. (NYSE: I) (“Intelsat”), operator of the world’s first Globalized Network and leader in integrated satellite communications, today announced that its indirect wholly-owned subsidiaries, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), Intelsat Connect Finance S.A. (“Intelsat Connect”), and Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg” and, together with Intelsat Jackson and Intelsat Connect, the “Issuers”) each has extended the Expiration Time and Withdrawal Deadline for (i) its respective previously announced offer or offers to exchange (collectively, the “Exchange Offers”) certain of its respective outstanding senior unsecured notes (the “Existing Notes”) for new mandatorily exchangeable senior unsecured notes (the “Exchange Notes”), and (ii) its respective previously announced solicitation or solicitations of consents (collectively, the “Consent Solicitations”) to amend the indentures governing the Existing Notes.

The Expiration Time for each of the Exchange Offers and each of the Consent Solicitations has been extended from the end of the day, 12:00 midnight, New York City time, on May 10, 2017, to 5:00 p.m., New York City time, on May 15, 2017. The Withdrawal Deadline for each of the Exchange Offers and each of the Consent Solicitations has been extended from 11:59 p.m., New York City time, on May 10, 2017, to 4:59 p.m., New York City time, on May 15, 2017. All other terms, provisions and conditions of the Exchange Offers and Consent Solicitations remain in full force and effect. Such terms, provisions and conditions are described more fully in the respective confidential offering memoranda for the Exchange Offers and Consent Solicitations (the “Offering Memoranda”) dated as of March 24, 2017, and the related materials, copies of which were previously distributed to eligible holders of the Existing Notes. The Exchange Offers and Consent Solicitations are being conducted solely pursuant to the Offering Memoranda and related materials (collectively, the “Exchange Offers Materials”).

As of the end of the day, 12:00 midnight, New York City time, on May 10, 2017, Intelsat was informed by the Information and Exchange Agent (as defined below) that (i) approximately $12.24 million aggregate principal amount of Intelsat Jackson’s 7.25% Senior Notes due 2019 had been tendered into Intelsat Jackson’s Exchange Offers, representing approximately 0.82% of the outstanding aggregate principal amount of Intelsat Jackson’s 7.25% Senior Notes due 2019; (ii) approximately $6.98 million aggregate principal amount of Intelsat Jackson’s 7.25% Senior Notes due 2020 had been tendered into Intelsat Jackson’s Exchange Offers, representing approximately 0.32% of the outstanding aggregate principal amount of Intelsat Jackson’s 7.25% Senior Notes due 2020; (iii) approximately $0.71 million aggregate principal amount of Intelsat Jackson’s 7.50% Senior Notes due 2021 had been tendered into Intelsat Jackson’s Exchange Offers, representing approximately 0.06% of the outstanding aggregate principal amount of Intelsat Jackson’s 7.50% Senior Notes due 2021; (iv) approximately $7.03 million aggregate principal amount of Intelsat Jackson’s 5.50% Senior Notes due 2023 had been tendered into Intelsat Jackson’s Exchange Offers, representing approximately 0.35% of the outstanding

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aggregate principal amount of Intelsat Jackson’s 5.50% Senior Notes due 2023; (v) approximately $0.25 million aggregate principal amount of Intelsat Connect’s 12.50% Senior Notes due 2022 had been tendered into Intelsat Connect’s Exchange Offer, representing approximately 0.03% of the outstanding aggregate principal amount of Intelsat Connect’s 12.50% Senior Notes due 2022; (vi) approximately $2.99 million aggregate principal amount of Intelsat Luxembourg’s 7.75% Senior Notes due 2021 had been tendered into Intelsat Luxembourg’s Exchange Offers, representing approximately 0.29% of the aggregate principal amount of the outstanding Intelsat Luxembourg’s 7.75% Senior Notes due 2021; and (vii) approximately $0.66 million aggregate principal amount of Intelsat Luxembourg’s 8.125% Senior Notes due 2023 had been tendered into Intelsat Luxembourg’s Exchange Offers, representing approximately 0.07% of the aggregate principal amount of the outstanding Intelsat Luxembourg’s 8.125% Senior Notes due 2023.

No Registration

None of the securities to be issued pursuant to and in connection with the Exchange Offers, including the Exchange Notes (the “Consideration Securities”), will be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws and, unless so registered, none of the Consideration Securities may be offered, sold, pledged or otherwise transferred in the United States or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of the Securities Act. The Issuers will not register the Consideration Securities under the Securities Act or the securities laws of any other jurisdiction. None of the Consideration Securities will be transferable except in accordance with restrictions described more fully in the Offering Memoranda.

Eligible Holders

The Exchange Offers are being made, and each series of the Consideration Securities to be issued pursuant to and in connection with the Exchange Offers are being offered and issued, only (a) in the United States to holders of Existing Notes, as applicable, who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and (b) outside the United States to holders of Existing Notes, as applicable, who are persons other than U.S. persons in reliance upon Regulation S under the Securities Act, and, in the case of clause (b) above, who are also an “institutional account” within the meaning of FINRA Rule 4512(c). Only holders of Existing Notes who certify to the applicable Issuer that they are eligible to participate in the applicable Exchange Offer and Consent Solicitations pursuant to at least one of the foregoing conditions (“Eligible Holders”) will be authorized to receive or review the related Offering Memorandum or participate in such Exchange Offer or Consent Solicitation. If any holder of the Existing Notes is not an Eligible Holder, such holder will not be able to receive the Offering Memoranda.

The Offering Memoranda are only available to holders who complete an eligibility letter confirming their status as Eligible Holders. Holders of Existing Notes who wish to receive a copy of the eligibility letters for the Exchange Offers may contact Global Bondholder Services Corporation (the “Information and Exchange Agent”) at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 470-4200 (for all others). Holders may also obtain and complete an electronic copy of the applicable eligibility letter on the following website links maintained by Global Bondholder Services:

•	Jax Exchange Offers Eligibility Letter: http://gbsc-usa.com/eligibility/intelsat-jax

•	ICF Exchange Offer Eligibility Letter: http://gbsc-usa.com/eligibility/intelsat-icf

•	Lux Exchange Offers Eligibility Letter: http://gbsc-usa.com/eligibility/intelsat-lux

Requests for the Exchange Offers Materials from Eligible Holders may be directed to the Information and Exchange Agent at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 470-4200 (for all others).

General

The Issuers are making the Exchange Offers only by, and pursuant to, the terms of the Exchange Offers Materials. None of Intelsat, the Issuers, WorldVu Satellites Limited, SoftBank Group Corp., the Information and Exchange Agent, nor their respective affiliates makes any recommendation as to whether Eligible Holders should tender or refrain from tendering their Existing Notes, as applicable. Eligible Holders must make their own decision as to whether or not to tender their Existing Notes, as applicable, as well as with respect to the principal amount of the Existing Notes, as applicable, to tender. The Exchange Offers are not being made to any holders of Existing Notes, as applicable, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, powered by its leading satellite backbone, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Exchange Offers and the Consent Solicitations, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the Exchange Offers and the Consent Solicitations.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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